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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2)*

                                 PW Eagle, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69366Y108
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                               Page 1 of 11 pages

                                  SCHEDULE 13G
ISSUER:  PW Eagle, Inc.                                     CUSIP NO.: 69366Y108

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners (23A SBIC), L.P. (formerly known as
          J.P. Morgan Partners (23A SBIC), LLC)    13-3986302
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place
          of Organization           Delaware
--------------------------------------------------------------------------------
                    5.  Sole               Warrants to purchase 1,585,760 shares
                        Voting Power       of Common Stock
  Number of Shares  ------------------------------------------------------------
  Beneficially      6.  Shared
  Owned by Each         Voting Power
  Reporting Person  ------------------------------------------------------------
  With:             7.  Sole               Warrants to purchase 1,585,760 shares
                        Dispositive Power  of Common Stock
                    ------------------------------------------------------------
                    8.  Shared
                        Dispositive Power
--------------------------------------------------------------------------------
     9.   Aggregate Amount
          Beneficially Owned               Warrants to purchase 1,585,760 shares
          by Each Reporting Person         of Common Stock

     10.  Check if the Aggregate Amount in Row (9)
          Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9)      17.9%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
PN

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------

                               Page 2 of 11 pages

                                  SCHEDULE 13G
ISSUER:  PW Eagle, Inc.                                     CUSIP NO.: 69366Y108


PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect the acquisition of a Warrant to purchase 242,308 Shares of Common Stock, a change in the name of the Reporting Person and a change in the Controlling Persons of the Reporting Person.

          (A)  NAME OF ISSUER:

               PW Eagle, Inc.

          (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               333 South Seventh Street
               Suite 3430
               Minneapolis, MN  55402

ITEM 2.

          (A)  NAME OF PERSON FILING:

               J.P. Morgan Partners (23A SBIC), L.P. (formerly known as J.P. Morgan Partners (23A SBIC), LLC)

               Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

          (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               1221 Avenue of the Americas
               New York, New York  10020

          (C)  CITIZENSHIP:

               Delaware

          (D)  TITLE OF CLASS OF SECURITIES (OF ISSUER):

               Common Stock

          (E)  CUSIP NUMBER:

               69366Y108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.

ITEM 4.   OWNERSHIP

          (A)  AMOUNT BENEFICIALLY OWNED:

               Warrants to purchase 1,585,760 shares of Common Stock

          (B)  PERCENT OF CLASS:

               17.9% (as of December 31, 2003)


                               Page 3 of 11 pages

                                  SCHEDULE 13G
ISSUER:  PW Eagle, Inc.                                     CUSIP NO.: 69366Y108


          (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)    Warrants to purchase 1,585,760 shares of Common Stock

               (ii)   Not applicable.

               (iii)  Warrants to purchase 1,585,760 shares of Common Stock

               (iv)   Not applicable.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10. CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 4 of 11 pages

                                  SCHEDULE 13G
ISSUER:  PW Eagle, Inc.                                     CUSIP NO.: 69366Y108


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2004

                              J.P. MORGAN PARTNERS (23A SBIC), L.P.

                              By: J.P. Morgan Partners (23A SBIC Manager), Inc., its General Partner



                              By: /s/ JEFFREY C. WALKER
                                  ----------------------------------------------
                                  Name:  Jeffrey C. Walker
                                  Title: President


                               Page 5 of 11 pages

                                  SCHEDULE 13G
ISSUER:  PW Eagle, Inc.                                     CUSIP NO.: 69366Y108


                                  EXHIBIT 2(A)

               This statement is being filed by J.P. Morgan Partners (23A SBIC), L.P. (formerly known as J.P. Morgan Partners (23A SBIC), LLC and CB Capital Investors, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The General Partner of JPMP (23A
SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPMP (23A Manager).

               JPMP (23A Manager) is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank.

               Chase Bank is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.


                               Page 6 of 11 pages

                                  SCHEDULE 13G
ISSUER:  PW Eagle, Inc.                                     CUSIP NO.: 69366Y108

                                                                      SCHEDULE A

                  J.P. MORGAN PARTNERS (SBIC 23A MANAGER), INC.

                             EXECUTIVE OFFICERS(1)

President                                               Jeffrey C. Walker*
Chief Investment Officer                                Arnold L. Chavkin*
Managing Director                                       Dr. Dana Beth Ardi*
Managing Director                                       Christopher C. Behrens*
Managing Director                                       Julie Casella-Esposito*
Managing Director                                       Rodney A. Ferguson*
Managing Director                                       Cornell P. French*
Managing Director                                       Michael R. Hannon*
Managing Director                                       Alfredo Irigoin*
Managing Director                                       Andrew Kahn*
Managing Director                                       Jonathan R. Lynch*
Managing Director                                       Stephen P. Murray*
Managing Director                                       Timothy Purcell*
Managing Director                                       Faith Rosenfeld*
Managing Director                                       Shahan D. Soghikian*
Managing Director                                       Timothy J. Walsh*
Managing Director                                       Richard D. Waters, Jr.*
Managing Director                                       Damion E. Wicker, M.D.*


                                  DIRECTORS(1)

                               Jeffrey C. Walker*


--------
(1)  Each of whom is a United States citizen except for Mr. Irigoin.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


                               Page 7 of 11 pages

                                  SCHEDULE 13G
ISSUER:  PW Eagle, Inc.                                     CUSIP NO.: 69366Y108

                                                                      SCHEDULE B

                            THE CHASE MANHATTAN BANK

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
Vice Chairman                                           David A. Coulter*
Vice Chairman                                           Thomas B. Ketchum*
Vice Chairman; Co-Chief Executive Officer,
  Investment Bank                                       Donald H. Layton*
Vice Chairman; Head of Finance, Risk Management
  and Administration                                    Marc J. Shapiro*
Vice Chairman                                           Jeffrey C. Walker**
Executive Officer                                       Donald H. McCree III*
Chief Financial Officer                                 Dina Dublon*
General Counsel                                         William H. McDavid*
Director of Human Resources                             John J. Farrell*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Executive Vice President; Head of Market
  Risk Management                                       Lesley Daniels Webster*
Controller                                              Joseph L. Scalfani*


----------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.


                               Page 8 of 11 pages

                                  SCHEDULE 13G
ISSUER:  PW Eagle, Inc.                                     CUSIP NO.: 69366Y108


                                  DIRECTORS(1)

                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer              Retired Chairman of the Board and
                               Chief Executive Officer
                               Deere & Company
                               One John Deere Place
                               Moline, IL 61265
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.         President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, New York  10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy           Chairman of the Board
                               Honeywell International
                               P.O. Box 3000
                               Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
Ellen V. Futter                President and Trustee
                               American Museum of Natural History
                               Central Park West at 79th Street
                               New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III          President and Chief Executive Officer
                               The College Fund/UNCF
                               9860 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.      Chairman of the Board and Chief Executive Officer
                               J.P. Morgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan              Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                               New York, New York  10036
--------------------------------------------------------------------------------


----------
(1)  Each of whom is a United States citizen.


                               Page 9 of 11 pages

                                  SCHEDULE 13G
ISSUER:  PW Eagle, Inc.                                     CUSIP NO.: 69366Y108

                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

  Chairman of the Board and Chief Executive Officer     William B. Harrison Jr.*
  Vice Chairman                                         David A. Coulter*
  Vice Chairman                                         Thomas B. Ketchum*
  Vice Chairman                                         Donald H. Layton*
  Vice Chairman                                         Jeffrey C. Walker**
  Vice Chairman; Head of Finance, Risk Management
    and Administration                                  Marc J. Shapiro*
  Executive Officer                                     Donald H. McCree III*
  Executive Vice President; Chief Financial Officer     Dina Dublon*
  Executive Vice President; Head of Market
    Risk Management                                     Lesley Daniels Webster*
  General Counsel                                       William H. McDavid*
  Director of Human Resources                           John J. Farrell*
  Director of Corporate Marketing and Communications    Frederick W. Hill*
  Controller                                            Joseph L. Scalfani*


----------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.


                              Page 10 of 11 pages

                                  SCHEDULE 13G
ISSUER:  PW Eagle, Inc.                                     CUSIP NO.: 69366Y108


                                  DIRECTORS(1)

                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer              Retired Chairman of the Board and
                               Chief Executive Officer
                               Deere & Company
                               One John Deere Place
                               Moline, IL 61265

--------------------------------------------------------------------------------
 Riley P. Bechtel              Chairman and Chief Executive Officer
                               Bechtel Group, Inc.
                               P.O. Box 193965
                               San Francisco, CA 94119-3965

--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.         President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, New York  10019
--------------------------------------------------------------------------------
 John H. Biggs                 Former Chairman and Chief Executive Officer
                               TIAA-CREF
                               730 Third Avenue
                               25th Floor
                               New York, NY  10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy           Chairman of the Board
                               Honeywell International
                               P.O. Box 3000
                               Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns              Chairman of the Board
                               Ryder System, Inc.
                               3600 N.W. 82nd Avenue
                               Miami, Florida 33166
--------------------------------------------------------------------------------
 Ellen V. Futter               President and Trustee
                               American Museum of Natural History
                               Central Park West at 79th Street
                               New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III          President and Chief Executive Officer
                               The College Fund/UNCF
                               9860 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.      Chairman of the Board and Chief Executive Officer
                               J.P. Morgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan              Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                               New York, New York  10036
--------------------------------------------------------------------------------
 Lee R. Raymond                Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               5959 Las Colinas Boulevard
                               Irving, TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford              Chairman of the Board
                               American Home Products Corporation
                               5 Giralda Farms
                               Madison, New Jersey  07940
--------------------------------------------------------------------------------

--------
(1)  Each of whom is a United States citizen.


                              Page 11 of 11 pages